EXHIBIT 12.1

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

						Nine Months Ended
	Year Ended December 31					September 30
	____________________________________________					_________________
	1996	1997	1998	1999	2000	2000	2001
	_______	_______	_______	_______	_______	_______	_______
	(thousands)

Interest costs	$128,360	$137,350	$159,870	$146,124	$152,322	$114,627	$98,797
Guarantee of interest on ESOP debt	17,874	16,341	14,671	12,856	10,880	8,238	6,638
Interest capitalized during the period	17,778	10,575	1,341	238	1,458	743	1,174
Interest factor related to noncapitalized leases (a)	12,982	11,931	11,308	13,065	13,394	8,710	8,598
	_______	_______	_______	_______	_______	_______	_______
Total fixed charges	$176,994	$176,197	$187,190	$172,283	$178,054	$132,318	$115,207
	=======	=======	=======	=======	=======	=======	=======
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$31,340	$(28,930)	$(16,878)	$355,940	$298,331	$266,580	$(4,781)
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(1,290)	5,180	3,791	(6,115)	(2,061)	(3,609)	5,527
Total fixed charges	176,994	176,197	187,190	172,283	178,054	132,318	115,207
Less: Interest capitalized	(17,778)	(10,575)	(1,341)	(238)	(1,458)	(743)	(1,174)
Guarantee of interest on ESOP debt	(17,874)	(16,341)	(14,671)	(12,856)	(10,880)	(8,238)	(6,638)
	_______	_______	_______	_______	_______	_______	_______
Total earnings before fixed charges	$171,392	$125,531	$158,091	$509,014	$461,986	$386,308	$108,141
	=======	=======	=======	=======	=======	=======	=======

Ratio of earnings to fixed charges	-	-	-	2.95	2.59	2.92	-

Excess of fixed charges over earnings before fixed charges	$5,602	$50,666	$29,099	$-	$-	$-	$7,066

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.